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SECURI 15046084 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 FAIRFIELD TERRACE
(No. and Street)

SHORT HILLS	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (212)485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

1420 WALNUT STREET, SUITE 1012	PHILADELPHIA	PA	19102-4010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, SCOTT ROTHAMN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL SICKLER
Notary Public, State of New York
No. 01SI6210351
Qualified in Queens County
Commission Expires Aug. 17, 20 17

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

JFD SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
JFD Securities, Inc.
Short Hills, New Jersey

We have audited the accompanying statement of financial condition of JFD Securities, Inc. as of December 31, 2014, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of JFD Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. As of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information presented on pages 11, 12, and 13, entitled Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) has been subjected to audit procedures performed in conjunction with the audit of JFD Securities, Inc.'s financial statements. The supplemental information is the responsibility of JFD Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital and Reserve Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 23, 2015

JFD SECURITIES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 18,722
Total assets	$ 18,722

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 0
Total liabilities	0
Stockholders' equity:	
Common stock, $.05 par value authorized and issued 2,000 shares	100
Additional paid-in capital	161,098
Shareholder distributions	(209,250)
Retained earnings	66,774
Total stockholders' equity	18,722
Total liabilities and stockholders' equity	$ 18,722

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenue:	
Commission	$ 242,754
Interest	13
Total revenue	242,767
Expenses:	
Compensation	
Officer's	12,330
Staff	167,351
Payroll taxes	17,087
Employee benefits	17,502
Floor brokerage, exchange, and clearance fees	46,273
Communications and data processing	27,751
Contributions	1,750
Depreciation	3,503
Dues	6,830
Insurance	1,303
Occupancy costs	11,489
Office expenses	5,373
Other expenses	1,999
Professional fees	24,924
Taxes and licenses	375
Travel and entertainment	15,714
Vehicle costs	11,867
	373,421
Net income (loss) before interest expense	(130,654)
Interest expense	217
Net loss	$(130,871)

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder Distribution	Total
Balance, January 1, 2014	$ 100	$ 135,900	$ 197,645	$	$ 333,645
Net income (loss)			(130,871)		(130,871)
Shareholder contributions		25,198			25,198
Shareholder distributions				209,250	(209,250)
Balance, December 31, 2014	$ 100	$ 161,098	$ 66,774	$ 209,250	$ 18,722

The accompanying notes are an integral part of these financial statements.

JFD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income (loss)	$(130,871)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,503
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	108,826
Net receivable from broker-dealers and clearing organizations	65,059
Decrease in prepaid expenses	5,413
Increase (decrease) in operating liabilities:	
Payables and accruals	(16,776)
Net cash provided by operating activities	35,154
Cash flows from/used in financing activities:	
Shareholder contribution	25,198
Shareholder distribution	(209,250)
Net cash used in financial activities	(184,052)
Decrease in cash	(148,898)
Cash, beginning of year	167,620
Cash, end of year	$ 18,722
Supplemental cash flows disclosures	
Income tax payments	$ 375
Interest payments	$ 217
Non-cash financing activity	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATIONS AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a SEC registered Broker-Dealer, FINRA, NASDAQ-OMX and SIPC Member. The Company is a member of the National Association of Securities Dealers (NASDAQ). JFD is a New Jersey Company which has an office in New Jersey. It conducts all business transactions in its New Jersey office. Economic conditions forced the Company to suspend business operations for a major part of the year.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company transacts its business for other broker-dealers. Transactions are generally through clearing companies or in the name of the customer's broker-dealer. Fees generated by these transactions are remitted to the Company. The Company does not collect funds and securities, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c 3-3 of the Securities Act of 1934.

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Securities transactions

See "Basis of Presentation." Receivables from, and payables to, clearing agents represent balances arising from transaction fees from executions.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during he reported period. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company maintains its funds in a commercial bank. Liquid debt instruments purchased with an initial maturity of three months or less would be considered cash and cash equivalents.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid items, with original maturities of less than three months.

Property and Equipment

The Company abandoned all its property and equipment during the year, and holds no property and equipment as of December 31, 2014.

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Income taxes

The Company filed an election with the Internal Revenue Service to be treated as an "S" Corporation. Under "S" Corporation status, the income and related tax liability passes directly to the stockholder. The State of New Jersey assesses a minimum income tax on all companies. The Company's federal and state tax returns for the years 2011-2014 are still open for examination by the appropriate taxing authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31,2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

NOTE 3 FAIR VALUE

The dollar amount is insignificant; therefore this has not been applied; however, the significant assets are considered level one assets.

As of December 31, 2014, the Company held no assets other than cash.

NOTE 4 NET CAPITAL, RESERVE, & POSSESSION OF CONTROL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital was reduced from $100,000 to $5,000 during the year. At December 31, 2014, the Company's "aggregate indebtedness" and "net capital" (as defined) were $-0- and $18,722, respectively, and its aggregate indebtedness to net capital ratio was .0

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 5 RETIREMENT AND PROFIT SHARING PLANS

401K

The Company has initiated a 401K plan for its employees. Under the plan, employees may withhold a percentage of their pay, as deferred pay, to the maximum allowed by the internal revenue rules and regulations. The Company matches their contributions to a maximum of 3% of gross wages. The Company contributed $5,040 during the year ended December 31, 2014.

Profit Sharing Plan

The Company has initiated a profit sharing plan. No contributions were made under this plan during the year ended December 31, 2014.

Both plans were terminated during the year and the plan balances were distributed to the participants.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 OTHER EVENTS

The Company is considering selling its license to act as a dealer broker.

NOTE 8 SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

SUPPLEMENTARY INFORMATION

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net capital:	
Total stockholders' equity	$ 18,722
Less other deductions	0
Less non-allowable (None)	
	18,722
Net capital before haircuts in securities position and undue concentrations	0
Less haircuts and undue concentrations money market funds	0
Net capital	$ 18,722
Total aggregate liabilities from financial statements	$ 0
Minium net capital required Calculation:	$ 5,000
Excess net capital	13,722
Excess net capital at 1500 percent	13,722
Excess net capital at 1000 percent	12,788
Ratio: Aggregate indebtedness to net capital	.0
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 18,722
Difference	$ -0-

Note: There was no difference.

JFD SECURITIES, INC.
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

JFD Securities, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(i) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. JFD Securities, Inc. clears all of its trading activities through another broker -dealer. They are Bank of America T/Merrill, Lynch, Pierce, Fenner & Smith, Inc.

Net capital	$ 18,722
Minimum net capital required Calculation:	-
Dollar requirement	5,000
Net capital requirement	5,000
Excess net capital at 1500 percent	13,722
Excess net capital at 1000 percent	12,788
Reconciliation with Company's calculation: Net capital, included in Part II of Form X-17A-5 as of December 31, 2014, as reported in Company's Part II (unaudited) FOCUS report	$ 18,722
Difference	$ 0

Note: There was no difference.

JFD SECURITIES, INC.
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 (Exemption)
December 31, 2014

Not Applicable: The Company does not hold customer funds or safe keep customer securities.

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (EXEMPTION)

To the Board of Directors
JFD Securities, Inc.
Short Hills, New Jersey

We have reviewed management's statements, included in the accompanying Management Statement on Exemption, in which JFD Securities, Inc. identified the following provisions of 17C.F.R. § 15c3-3(k) under which JFD Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions"), and stated that JFD Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JFD Securities, Inc's. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JFD Securities, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

GPCD Partners, LLC

GPCD PARTNERS, LLC
Philadelphia, Pennsylvania
February 23, 2015

JFD SECURITIES, INC
45 Fairfield Terrace
Short Hills, NJ 07078
Tel: 973-985-9533

February 11, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WTH THE EXEMPTION PROVISOINS OF SEC RULE 15c3-3

We, as the management of JFD Securities, Inc., are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC RULE 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claim an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)([illegible]) and (2) for the reporting period January 1, 2014 through December 31, 2014, the Company has met the identified exemption provision without exception.

Scott Rothman President